July 24, 2024

Anthony Scott
Chief Executive Officer
Intrusion Inc.
101 East Park Blvd, Suite 1200
Plano, Texas 75074

       Re: Intrusion Inc.
           Registration Statement on Form S-1
           Filed July 19, 2024
           File No. 333-280914
Dear Anthony Scott:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Mariam Mansaray at 202-551-5176 and Jan Woo at 202-551-3453 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Craig D. Linder